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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Sequa Corporation
                                (Name of Issuer)

                       Class A Common Stock, no par value
                         (Title of Class of Securities)

                                    81732 010
                                 (CUSIP Number)

                              Neal T. Dorman, Esq.
                              Hartman & Craven LLP
                               488 Madison Avenue
                               New York, NY 10022
                                 (212) 753-7500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                  July 7, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP No. 81732 010

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd March 27, 2002

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                       INSTRUCTIONS)    (a)__
                                        (b)__

3)       SEC USE ONLY

4)       SOURCE OF FUNDS


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

         NUMBER OF                                7)    SOLE VOTING POWER
         SHARES                                         0
         BENEFICIALLY                             8)    SHARED VOTING POWER
         OWNED BY                                       148,552
         EACH                                     9)    SOLE DISPOSITIVE POWER
         PERSON WITH                                    0
                                                  10)   SHARED DISPOSITIVE POWER
                                                        148,552

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           148,552

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.1 (1)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                           OO

        (1) Based on 7,102,439 shares outstanding at April 30, 2003, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2003.


                                       2
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                                    SCHEDULE 13D
CUSIP No. 81732 010

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Gail Binderman

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                                    INSTRUCTIONS)    (a)__
                                                     (b)__

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

         NUMBER OF                                7)    SOLE VOTING POWER
         SHARES                                         0
         BENEFICIALLY                             8)    SHARED VOTING POWER
         OWNED BY                                       148,552
         EACH                                     9)    SOLE DISPOSITIVE POWER
         REPORTING                                      0
         PERSON WITH                              10)   SHARED DISPOSITIVE POWER
                                                        148,552

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  148,552

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.1 (1)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

        (1) Based on 7,102,439 shares outstanding at April 30, 2003, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2003.

                                       3

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                                  SCHEDULE 13D
CUSIP No. 81732 010

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Alexander

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                     INSTRUCTIONS)    (a)___
                                      (b)___

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

         NUMBER OF                                7)    SOLE VOTING POWER
         SHARES                                         0
         BENEFICIALLY                             8)    SHARED VOTING POWER
         OWNED BY                                       148,552
         EACH                                     9)    SOLE DISPOSITIVE POWER
         REPORTING                                      0
         PERSON WITH                              10)   SHARED DISPOSITIVE POWER
                                                        148,552

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  148,552

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.1 (1)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

        (1) Based on 7,102,439 shares outstanding at April 30, 2003, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2003.


                                       4

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                                  SCHEDULE 13D
CUSIP No. 81732 010

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sharon Zoffness

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                        INSTRUCTIONS)    (a)___
                                         (b)___

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

         NUMBER OF                                7)    SOLE VOTING POWER
         SHARES                                         0
         BENEFICIALLY                             8)    SHARED VOTING POWER
         OWNED BY                                       148,552
         EACH                                     9)    SOLE DISPOSITIVE POWER
         REPORTING                                      0
         PERSON WITH                              10)   SHARED DISPOSITIVE POWER
                                                        148,552

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  148,552

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.1 (1)

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

        (1) Based on 7,102,439 shares outstanding at April 30, 2003, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2003.



                                       5
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The Trustees (as defined in the Schedule (as defined below)) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 8, 2002 (the "Schedule") as follows:

This Schedule relates to the Class A common stock, no par value ("Class A Stock"), of Sequa Corporation, a Delaware corporation (the "Issuer").

"Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  (a) Each of the March 2002 Trust and the Trustees beneficially owns (as defined by Rule 13d-3 under the Act) 148,552 shares, or 2.1% of the shares, of Class A Stock outstanding as of April 30, 2003. All of the shares of Class A Stock are issuable upon conversion of the 148,552 shares of Class B common stock, no par value (the "Class B Stock"), beneficially owned by the March 2002 Trust and by the Trustees. The March 2002 Trust and the Trustees have filed an Amendment to
                  Schedule 13D concurrently with the filing of this Statement with respect to the Class B Stock.

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  (b) Each of the March 2002 Trust and the Trustees has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 148,552 shares of Class A Stock. Norman E. Alexander retains the right to dispose of 148,552 shares of Class A Stock in accordance with the terms of the March 2002 Trust. All of the shares of Class A Stock are issuable upon conversion of the 148,552 shares of Class B Stock beneficially owned by the March 2002 Trust and by the Trustees.

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  (c) Other than the distribution of 125,385 shares of Class A Stock to Norman E. Alexander pursuant to the Indenture establishing the March 2002 Trust, there were no transactions in the Class A Stock effected by the March 2002 Trust or the Trustees during the past sixty days. See Item 6.

Item 5(e) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  (e) Each of the March 2002 Trust and the Trustees ceased to be the beneficial owner of more than five percent (5%) of the shares of Class A Stock on July 7, 2003."

                                       6
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"Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

         On July 7, 2003, 125,385 shares of Class A Stock were distributed to Norman E. Alexander pursuant to the terms of the March 2002 Trust."


                                       7

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2003
                                            Gail Binderman, Mark Alexander and
                                            Sharon Zoffness as Trustees u/i dtd
                                            March 27, 2002

                                            By: /s/ Gail Binderman
                                                -------------------------
                                                Gail Binderman
                                                Trustee

                                       8

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2003
                                                     /s/ Gail Binderman
                                                     -------------------------
                                                     Gail Binderman



                                       9

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2003
                                                     /s/ Mark Alexander
                                                     -------------------------
                                                     Mark Alexander


                                       10

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2003
                                                     /s/ Sharon Zoffness
                                                     -------------------------
                                                     Sharon Zoffness




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